Greenberg Traurig

07025556

July 26, 2007

RECEIVED
2007 JUL 27 P 12:13

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: ADVFN plc (the "Issuer")
File Number 82-35070

To Whom it May Concern:

This letter is submitted on behalf of the Issuer to advise the Staff that the Issuer will maintain its existing 12g3-2(b) exemption henceforth by electronic publication of its home country documents on its website. The site is www.advfn.com/advfn_ir/ and the material is published in English.

Please advise me if there are any concerns in so proceeding.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

PROCESSED
AUG 01 2007
THOMSON FINANCIAL

7/30

END

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
BRUSSELS*
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SACRAMENTO
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
*Strategic Alliance
Tokyo-Office/Strategic Alliance

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